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William H. Levay
+1 202-469-5271
William.Levay@hklaw.com

July 5, 2018
VIA EDGAR AND E-MAIL
Pamela A. Long
Assistant Director
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Bancorp, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted May 9, 2018 CIK No. 0001419536
Dear Ms. Long:
On behalf of Capital Bancorp, Inc. (the “Company”), we hereby respond to the comment letter, dated June 5, 2018 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted to the Commission on May 9, 2018. The Company has also revised the Registration Statement in response to the Staff’s comments and is confidentially submitting to the Commission concurrently with this letter Confidential Draft Submission No. 2 of the Registration Statement (“Draft No. 2”), which reflects these revisions, via EDGAR. Draft No. 2 also includes updated financial information as of and for the quarter ended March 31, 2018 as well as other changes intended to update, clarify and render more complete information contained therein. For your convenience, copies of this letter, together with a clean copy of Draft No. 2 and a copy of Draft No. 2 marked to show changes from the Registration Statement submitted on May 9, 2018 are being delivered to the Staff under separate cover.
Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland
Los Angeles | Miami | New York | Orlando | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons
Washington, D.C. | West Palm Beach

Pamela A. Long
July 5, 2018

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company confirms to the Staff that no such materials have been presented or distributed to date.
Prospectus Summary, page 1

2.
We note that your Prospectus Summary includes a discussion of your competitive strengths and banking strategy. Please balance this disclosure by including a brief summary of the most significant risks that your business faces in this section of your prospectus.

RESPONSE: In response to the Staff’s comment, the Company has revised page 10 of Draft No. 2 to include a summary of the Company’s most significant risks within the Prospectus Summary.
Cautionary Note Regarding Forward-Looking Statements, page 46

3.
Please either delete your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act or disclose that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the statements made in connection with this offering. Please refer to Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised page 48 of Draft No. 2 to delete references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.
Business
Capital Bank Today
OpenSky Secured Credit Card Division, page 93

4.
We note your disclosure on page 26 that your OpenSky division provides fully secured credit cards on a nationwide basis to under-banked populations and that based on your prior experience, approximately 20% of your new secured credit cards will experience a charge-off within the first year of the account. Please revise to describe the typical facts and circumstances that result in charging-off credit card amounts considering that they are fully secured.

RESPONSE: In response to the Staff’s comment, the Company has revised page 28 of Draft No. 2 to include a description of the typical facts and circumstances that result in charging-off credit card amounts.

Pamela A. Long
July 5, 2018

Our Competitive Strengths
Well-Positioned in Dynamic and Fast-Growing Markets, page 95

5.
Please disclose the extent of your operations in each metropolitan statistical area that you cite, both between MSAs and in terms of your relative market share within each MSA. In this regard it appears that your operations have historically focused on the Washington, D.C. MSA based on the recent opening of your branch in Columbia, MD as well as your disclosure on page 106. We further note your disclosure on page 30 that you face significant competitive pressure from financial institutions located both within and beyond your principal markets. Please further clarify whether you have substantial operations in all or any of the “five of the 10 wealthiest counties” in the United States or whether management instead views these as target markets for potential future expansion. Please make corresponding revisions to your tabular disclosure on page 98, as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 3-4 and 102 of Draft No. 2 to include disclosure regarding the extent of its operations in the Washington, D.C. and Baltimore, Maryland metropolitan statistical areas, including disclosure regarding the Company’s presence in two of the five wealthiest counties in the United States.
Certain Relationships and Related Party Transactions
Loan Participants with the Bank, page 134

6.
We note your disclosure here, in the following subheading, and on page 91 that you sell loan participations to your executive officers, directors and related persons. Please identify each related person’s interest in such transactions for the past two completed fiscal years and disclose any other material terms of the transaction, including whether you financed any such related person’s purchases. Please refer to Instruction 2 to Item 404(d) and Item 404(d) of Regulation S-K, for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised page 142 of Draft No. 2 to include disclosure identifying each related person’s interest in such loan participations for the past two completed fiscal years and the interim period of fiscal 2018.

Pamela A. Long
July 5, 2018

Please do not hesitate to contact us if you have any questions concerning any aspect of Draft No. 2 or if we may be of further assistance. You can reach me directly at (202) 469-5271 and Kevin Houlihan at (202) 469-5269. We appreciate your prompt attention to this matter.

Sincerely yours,
HOLLAND & KNIGHT LLP

/s/ William H. Levay
William H. Levay

cc:
Christopher Dunham, Securities and Exchange Commission (by email)
William Schroeder, Securities and Exchange Commission (by email)
Michael Volley, Securities and Exchange Commission (by email)
Alan W. Jackson, Capital Bancorp, Inc. (by email)
Kevin M. Houlihan, Holland & Knight LLP (by email)
Michael Reed, Covington & Burling LLP (by email)